UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*
Abtech Holdings, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
00400H108
(CUSIP Number)
February 10, 2010
(Date of Event Which Requires Filing of this Statement)
     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐      Rule 13d-1(b)
☑      Rule 13d-1(c)
☐      Rule 13d-1(d)
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00400H108	13G	Page	2	of	5 Pages

1	NAMES OF REPORTING PERSONS: Irving H. Picard, Trustee for the Substantively Consolidated Liquidation Proceedings of Bernard L. Madoff Investment Securities and Bernard L. Madoff

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OR ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		4,493,273[1]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,493,273

WITH	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,493,273

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9.1%[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

00
 1Represents shares of common stock that may be acquired upon the conversion of Series A Preferred Stock and the exercise of warrants to purchase Series A Preferred Stock and the subsequent conversion of those shares into common stock.
 2Based on 49,503,074 shares of common stock outstanding. See Item 4.

CUSIP No.	00400H108	Page	3	of	5 Pages
Item 1(a). Name of Issuer:
          Abtech Holdings, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
          4110 North Scottsdale Road, Suite 235, Scottsdale, Arizona 85251
Item 2(a). Name of Person Filing:
          Irving H. Picard, Trustee for the Substantively Consolidated Liquidation Proceedings of Bernard L. Madoff Investment Securities and Bernard L. Madoff
Item 2(b). Address of Principal Business Office or, if None, Residence:
          45 Rockefeller Plaza, New York, NY 10111
Item 2(c). Citizenship:
          United States
Item 2(d). Title of Class of Securities:
          Common Stock
Item 2(e). CUSIP Number:
          00400H108
Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
          Not applicable
Item 4. Ownership.
          (a) Amount beneficially owned:
     The Reporting Persons may be deemed to beneficially own, in the aggregate, 4,493,273 shares of common stock, based on the aggregate of (i) 3,194,270 shares of common stock issuable upon the conversion of 600,000 Series A Preferred Stock and (ii) 1,299,003 shares of common stock issuable upon the exercise of Warrants to Purchase Series A Preferred Stock and the subsequent conversion of those shares of Series A Preferred Stock. The 4,493,273 shares of common stock deemed to be beneficially owned represent 9.1% of the Issuer’s outstanding shares of common stock (based upon 49,503,074 outstanding shares of common stock, which is the sum of (x) 45,009,801 shares of common stock stated to be outstanding as of February 10, 2011, as reported by the Issuer on a Form 8-K dated February 10, 2011, and (y) 4,493,273 shares of common stock that the Reporting Person has the right to acquire).

CUSIP No.	00400H108	Page	4	of	5 Pages
          The Reporting Person also owns Convertible Debt that is not currently convertible, but may, under certain circumstances contained in the note and upon the Reporting Person’s election, be converted into 1,420,324 additional shares of common stock.
          (b) Percent of class:
     9.1%, calculated as described above pursuant to Rule 13d-3(d)(1) of the Securities Exchange Act of 1934.
          (c) Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 4,493,273

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of: 4,493,273

(iv)	Shared power to dispose or to direct the disposition of: -0-
Item 5. Ownership of Five Percent or Less of a Class.
          Not applicable
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
          Not applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
          Not applicable
Item 8. Identification and Classification of Members of the Group.
          Not applicable
Item 9. Notice of Dissolution of Group.
          Not applicable
Item 10. Certification.
               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purposes of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	00400H108	Page	5	of	5 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 22, 2011
(Date)

By:	/s/ Irving H. Picard, Trustee for the Substantively Consolidated

Liquidation Proceedings of Bernard L. Madoff Investment Securities
and Bernard L. Madoff
(Signature)

Irving H. Picard, Trustee for the Substantively Consolidated
Liquidation Proceedings of Bernard L. Madoff Investment Securities
and Bernard L. Madoff
(Name/Title)